

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

August 20, 2012

Via E-mail
Mr. James E. Wendle
President and Chief Executive Officer
EQM Technologies & Energy, Inc.
1800 Carillon Boulevard
Cincinnati, OH 45240

> **Re: EQM Technologies & Energy, Inc.
> Amendment 1 to Registration Statement on Form 10
> Filed August 10, 2012
> File No. 0-54750**

Dear Mr. Wendle:

We reviewed the filing and have the comments below.

Note 12. Income Taxes, page F-33

1. We have read your response to prior comment 28 of our letter dated July 25, 2012. Please provide us a reconciliation of your taxable income compared to your reported GAAP pre-tax income for the years ended 2011 and 2010.

2. We note your response to our prior comment 29. Please provide a more comprehensive explanation of the underlying reasons for the adjustments resulting from deferred rent and trademarks.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Pamela Long

for Craig Slivka,
Special Counsel

Via E-Mail
Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022